SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

LaCrosse Footwear, Inc.

(Name of Subject Company)

LaCrosse Footwear, Inc.

(Names of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

505688101

(CUSIP Number of Class of Securities)

Joseph P. Schneider

President and Chief Executive Officer

17634 NE Airport Way

Portland, Oregon 97230

503-262-0110

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and

Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Bruce A. Robertson

Garvey Schubert Barer

Eighteenth Floor

1191 Second Avenue

Seattle, Washington 98101

(206) 464-3939

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

IMPORTANT INFORMATION

NOTICE TO INVESTORS: This filing is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of LaCrosse Footwear common stock described in this filing has not commenced. At the time the tender offer is commenced, ABC-MART will file with the SEC and mail to LaCrosse Footwear shareholders a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal and other related documents and LaCrosse Footwear will file with the SEC and mail to its shareholders a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 in connection with the transaction. These materials will contain important information about ABC-MART, LaCrosse Footwear, the transaction and other related matters. Investors and securityholders are urged to carefully read each of these documents when they are available. Investors and securityholders will be able to obtain free copies of the Tender Offer Statement, the Tender Offer Solicitation and Recommendation Statement, and other documents filed with the SEC by ABC-MART and LaCrosse Footwear through the website maintained by the SEC at www.sec.gov. In addition, investors and securityholders will be able to obtain free copies of all of these materials by contacting the respective investor relations departments of ABC-MART and LaCrosse Footwear at ir_info@abc-mart.co.jp and BOOT@stct.com respectively.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this filing concerning the proposed acquisition of LaCrosse Footwear by ABC-MART, the expected timetable for completing the transaction, expected long-term growth for the combined company, plans for geographic expansion in the global marketplace and any other statements about ABC-MART or LaCrosse Footwear managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements. For further information concerning forward-looking statements, please read the disclosure under the heading “Forward Looking Statements” in LaCrosse Footwear’s Annual Report on Form 10-K for the year ended December 31, 2011 which has been filed with the SEC. Any statements that are not statements of historical fact (including any statements containing the words “believe”, “plans”, “anticipates”, “expects”, “estimates”, and similar expressions) should also be considered forward-looking statements. Investors are cautioned that all forward-looking statements involve risks and uncertainties and actual results could differ materially from those in the forward-looking statements. Factors that could cause actual results to differ from these forward-looking statements include, but are not limited to, conditions affecting the industries in which ABC-MART and LaCrosse Footwear operate, the possibility that certain conditions to the offer and the merger and to consummate the transactions will not be met, the ability of ABC-MART to successfully integrate LaCrosse’s operations and employees, and other factors found under the heading “Risk Factors” in the LaCrosse Footwear Annual Report on Form 10-K for the year ended December 31, 2011. The forward-looking statements contained in this filing speak only as of the date on which they are made and, except as required by law, neither ABC-MART nor LaCrosse Footwear express any intention or undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

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Item 9. Exhibits.

Exhibits

99.1	Letter to Employees of LaCrosse Footwear, Inc. from Greg Inman, VP of Administration.